
October 25, 2007

Prokopios (Akis) Tsirigakis
Chief Executive Office and President
Star Bulk Carriers Corp.
40 Ag. Konstantinou Avenue
Maroussi 15124, Athens, Greece

> **Re:** **Star Bulk Carriers Corp.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed October 12, 2007**
> **File No. 333-141296**
>
> **Star Maritime Acquisition Corp.**
> **Amendment No 4 to Preliminary Proxy Statement on Form PRER 14A**
> **Filed October 12, 2007**
> **File No. 1-32685**

Dear Mr. Tsirigakis:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note the statement on page three that shares of Star Maritime common stock that insiders "may acquire in the future" will be voted in favor of the transaction. Please disclose the factors that management will consider in determining whether to make such purchases and in determining the amount of any such purchases, including any factors relating to the anticipated approval or disapproval of the business combination by non-affiliated shareholders or the number of conversions in connection with such combination. Please revise to clarify that such purchases may undermine the intent of the SPAC's protective provisions, for example, the shareholder vote and limited conversion feature.

Selling Shareholder, page 166

2. Please disclose any material relationships between selling shareholders and the company. We note, as nonexclusive examples, "related agreements with TMT" in the

letter to stockholders and the nomination of Mr. Nobu Su as a director. Refer to Item 507 of Regulation S-K.

3. If the selling shareholders will be affiliates of the company, please revise to indicate that they may be deemed underwriters under the federal securities laws.

Method of Accounting for the Acquisition of Vessels

4. As a result of discussions between Star's legal counsel and certain accounting staff, we understand that Star will provide audited statements of revenues and direct expenses for each individual vessel time-chartered by TMT as part of the acquisition agreement from the inception of each time-charter through June 30, 2007 in a further amendment to the registration statement. We may have comments upon review of those financial statements.

5. Please tell us and expand your disclosure in the pro forma financial statements to indicate whether and how the purchase price will be allocated to the five time charters that were procured by TMT for Star prior to delivery of the vessels.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer, Staff Accountant, at (202) 551-3237 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc.   Gary J. Wolfe, Esq.
        Seward & Kissel LLP
        Fax: (212) 480-8421